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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUE
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2004

                       ASHANTI GOLDFIELDS COMPANY LIMITED

                 (Translation of Registrant's Name Into English)

                        Gold House, Patrice Lumumba Road
                           Roman Ridge, P.O. Box 2665
                                  Accra, Ghana

                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X Form 40-F___

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes ___ No X

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2004                 ASHANTI GOLDFIELDS COMPANY LIMITED



                                    By: /s/ Ernest Abankroh
                                        ----------------------------------
                                    Name: Ernest Abankroh
                                    Title: Company Secretary
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                              (ASHANTI GOLDFIELDS)

                            P R E S S   R E L E A S E


FOR IMMEDIATE RELEASE                                               7 APRIL 2004

                         RESULT OF SHAREHOLDER MEETINGS

Ashanti Goldfields Company Limited ("Ashanti") is pleased to announce that Ashanti shareholders have today voted overwhelmingly in favour of the resolutions required to approve the merger with AngloGold Limited (the "Merger").

The Merger is to be implemented by a scheme of arrangement under the Ghana Companies Code 1963 (the "Scheme") and remains conditional upon, amongst other things, the confirmation of the High Court of Ghana at the hearing of the application to confirm the Scheme which is expected to take place on 23 April 2004. A full list of the conditions to the Merger is contained in the Scheme document sent to Ashanti's shareholders dated 3 March 2004. Subject to receiving the confirmation of the High Court on 23 April 2004, the Merger is expected to become effective on 26 April 2004, when the court order is filed with the Ghana Registrar of Companies, with dealings in new AngloGold Ashanti securities commencing on 27 April 2004.

END

FOR FURTHER INFORMATION CONTACT:

ASHANTI GOLDFIELDS COMPANY LIMITED
Ernest Abankroh                           Tel:  +233 21 774 977
Kwaku Akosah-Bempah                       Tel:  +233 21 778 173
James Anaman                              Tel:  +233 21 778 178

GRANDFIELD
UK Investors and Media
Charles Cook                              Tel: +44 20 7417 4170
Matthew Jervois

THE GLOBAL CONSULTING GROUP
North American Contac
Allan Jordan                              Tel:  +1 646 284 9452

CIBC WORLD MARKETS
Andy Quinn                                Tel:  +44 207234 6000

Certain statements in this announcement are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.
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Although Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

For a discussion of the important factors and risks involved in Ashanti's business refer to Ashanti's filings with the U.S. Securities and Exchange Commission (the "Commission"), including Ashanti's amended annual report on Form 20-F/A for the year ended 31 December 2002, filed with the Commission on 17 June 2003.

Ashanti does not undertake any obligation to update publicly any forward-looking statements discussed in this announcement, whether as a result of new information, future events or otherwise.